FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

October 1, 2009

ITEM 3   News Release:

A news release was issued on October 7, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Third Amended and Restated Plan of Arrangement of JED dated September 28, 2009  had been approved and sanctioned on October 1, 2009 by a Sanction Order issued by the Court of Queen’s Bench of Alberta, Judicial District of Calgary.  The Plan had previously been approved at the Creditors’ Meeting held on September 30, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Third Amended and Restated Plan of Arrangement of JED dated September 28, 2009 (the “Plan”) had been approved and sanctioned on October 1, 2009 by a Sanction Order issued by the Court of Queen’s Bench of Alberta, Judicial District of Calgary.  The Plan had previously been approved at the Creditors’ Meeting held on September 30, 2009.

The Plan is both a Plan of Arrangement under the Companies Creditors’ Arrangement Act (Canada) (the “CCAA”) and the Business Corporations Act (Alberta) (the “ABCA”), and effects all of the creditors of and its two subsidiaries, JED Production Inc. (“JPI”) and JED Oil (USA) Inc. and provides for the amalgamation of JED and JPI (“New JED”).  On the Plan Implementation Date, as defined in the Plan, the authorized capital of NEW JED will consist of an unlimited number of common shares (the “New common shares”), 29,037,500 Class A Special Shares, 5,462,500 Class B Special Shares, 85,779,085 Class C Special Shares and 1,797,474 Class D Special Shares.  The existing common shares of JED will be exchanged on a 1 for 1 basis for Class C Special Shares and the Class C Special Shares shall then be redeemed by the Company without consideration and cancelled, and any and all outstanding warrants and options to acquire existing common shares shall be cancelled.  The existing Class B Preferred Shares of JED will be exchanged on a 1 for 1 basis for Class D Special Shares and the Class D Special Shares shall then be redeemed by New JED without consideration and cancelled.  JED’s current 10% Senior Subordinated Convertible Notes (“Notes”) will be exchanged for the New common shares and Class A Special Shares on a pro rata basis; secured creditors of JED and JPI holding security in priority to the Notes shall be issued First Secured Debentures; secured creditors of JED and JPI holding security which does not rank in priority to the Notes shall be issued Second Secured Debentures, and the unsecured creditors of JED and JPI shall be issued the Class B Special Shares of New JED. It is expected that the listing of JED’s common shares on the OTCBB will be terminated, and applications have been made to terminate JED’s status as a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick, and as a registrant under the securities laws of the United States.

 At the September 30th meeting of creditors, each of the four classes of affected creditors of JED approved the Plan, by the requisite majorities of a simple majority of the number of creditors in each class and two-thirds of the dollar amount of claims, of those creditors represented at the creditor’ meeting in person or by proxy,  as a settlement of their outstanding amounts owing by JED as claims approved by the Court-appointed Monitor.  On the Plan Implementation Date all prior claims against JED and its subsidiaries of whatever nature shall be deemed to be released in their entirety. The full Plan has been filed on SEDAR at (http://www.SEDAR.com).

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on October 7, 2009.